October 24, 2011

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:    Global Payments Inc.
Form 10-K for Fiscal Year Ended May 31, 2011
Filed July 25, 2011
Definitive Proxy Statement on Schedule 14A
Filed August 18, 2011
File No. 001-16111

Dear Ms. Ransom:

This letter sets forth the responses of Global Payments Inc. (the “Company”) to the comments of the staff of the Commission, dated September 26, 2011, with regard to the above referenced filings. Those comments requiring changes to our periodic disclosure will be reflected in our required filings as detailed below, including our Form 10-Q for the quarter ended August 31, 2011, the Form 10-K for the year ending May 31, 2012 and the Definitive Proxy Statement on Schedule 14A for the year ending May 31, 2012, as applicable.

For convenience, each Staff comment is reprinted, numbered to correspond with the paragraph numbers assigned in the Staff's letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year ended May 31, 2011

General

1.
Comment: Please file, with your next periodic report, complete copies of each of your credit facilities, including the schedules and exhibits thereto, which are currently filed as Exhibits 10.23, 10.29, 10.31 and 10.41 to the report. While you may omit schedules and exhibits to agreements filed pursuant to Item 601(b)(2) of Regulation S-K, you may not omit schedules and exhibits to agreements filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: We filed complete copies of each of our credit facilities, including the schedules and exhibits thereto, as exhibits to our Form 10-Q for the quarter ended August 31, 2011, which are currently filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to the report.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

2.
Comment: Please discuss the material impacts that you expect the Durbin Amendment to have on your results of operations and financial condition. We note that Mr. Garcia stated in your fourth quarter earning conference call that the Durbin Amendment will be a “net positive” and will be “beneficial for [you] for some pricing opportunities.” Please also discuss the extent to which you expect the Comerica investment would cause your fiscal 2011 results of operations to not be indicative of your future results of operations. See Item 303(a)(3)(ii) of Regulation S-K and Instruction 3 to Item 303(a) of Regulation S-K.

Response: We are still evaluating the impact the Durbin Amendment will have on our results of operations and financial condition. While we expect our revenues and operating income to increase as a result of interchange reductions, we are not currently able to quantify such impact. We propose to make disclosures similar to the following in future filings, commencing with our Quarterly Report on Form 10-Q for the three and six months ending November 30, 2011.
On June 29, 2011, the Federal Reserve board adopted the final rule implementing Section 1075 (“the Durbin amendment”) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Effective October 1, 2011, the Durbin amendment caps the amount of interchange that card issuers may charge on debit transactions. We expect our interchange expense to go down as a result of the Durbin amendment. We recognize revenue net of interchange expense. We plan to offer our customers price reductions as a result of the interchange expense reduction, but we also expect our revenues to increase as a result of lower interchange expense with a resulting increase in operating income as well. With respect to our ISO channel, we expect reduced interchange fees to lead to higher revenues and a proportional increase in ISO commission expense, with an associated reduction in our operating margin.
To the extent material, we will quantify the actual impact of the Durbin Amendment on our results of operations and financial condition in future filings.
Regarding the Comercia acquisition, we included the following disclosure in the introduction to the Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the three months ended August 31, 2011.
Comercia's results of operations are included in our consolidated results of operations and results of operations of our International merchant services segment from December 20, 2010, the date we acquired our controlling financial interest. Accordingly, results of operations for the three months ended August 31, 2011 reflect the results of Comercia's operations, while results of operations for the three months ended August 31, 2010 do not.
We plan to include similar disclosures in future filings. Additionally to the extent that we have future acquisitions or other events that would cause our results of operations to not be indicative of our future results of operations we will include disclosures in accordance with Item 303(a)(3)(ii) of Regulation S-K.
Item 15- Exhibits, Financial Statement Schedules, page 96

3.
Comment: Please revise the description of Exhibit 10.31 to reference the date of the Current Report on Form 8-K with which the Term Loan Credit Agreement dated July 10, 2009 was filed. Please also revise the description of Exhibit 10.41 to include the date of the Revolving Credit Agreement and the date of the Current Report on Form 8-K with which it was filed.

Response: In response to comment 1 above we filed complete copies of each of our credit facilities, including the schedules and exhibits thereto, as exhibits to our Form 10-Q for the quarter ended August 31, 2011. Accordingly, we revised the descriptions of the exhibits to reference our Form 10-Q for the quarter ended August 31, 2011 rather than the original date of the Current Report on Form 8-K.

The revised descriptions of the exhibits read as follows:
10.3     Term Loan Credit Agreement with exhibits and schedules dated as of July 10, 2009, among Bank of America, N.A., Banc of America Securities LLC, Compass Bank, Toronto Dominion (New York) LLC, Bank of Tokyo-Mitsubishi UFJ Trust Company, SunTrust Bank, and U.S. Bank, N/A., and lenders named therein, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111.
10.4      Revolving Credit Agreement with exhibits and schedules dated as of Credit Agreement dated December 7, 2010, among Global Payments Inc. and a syndicate of financial institutions, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2011, File No. 001-16111.
Signatures, page 101

4.
Comment: Please move the signatures for the persons signing in their capacities as your principal executive officer, principal financial officer and principal accounting officer to below the second paragraph. Please continue to have an authorized officer sign on your behalf below the first paragraph.

Response: We will comply with this comment in future filings, commencing with our Form 10-K for the fiscal year ending May 31, 2012.

Definitive Proxy Statement on Schedule 14A
Election of Directors; Nominees, page 5
F. Overview of Executive Compensation Program Elements, page31,
Short Term Incentives, page 32
Annual Performance Plan, page 32
Payout Based upon Individual Performance Objectives, page 35

5.
Comment: Please disclose the actual performance objectives that you established for each named executive officer for fiscal 2011. Please also disclose whether each named executive officer met the objectives established for him and how you determined the percentage of target that each named executive officer achieved.

Response: For FY2011, each executive had between five and eight individual objectives. Each of the executive's objectives was given a weighting that determined the portion of the individual performance bonus opportunity that was allocated to that objective. For example, more important objectives may comprise 25% of an executive's opportunity while a less critical objective may comprise 10%. Collectively, all of the executive's objectives totaled 100% of his or her individual performance bonus opportunity.
At the end of the year, the CEO reviewed the performance of each Named Executive Officer (“NEO”) (other than himself) against his or her objectives, and determined to what extent each objective was achieved, assigning a percentage of achievement to each objective. The percentage achievement was used to determine the payment related to each objective. The Compensation Committee approved the final payments. The Lead Director and the Compensation Committee reviewed Mr. Garcia's performance against his objectives and determined the amount payable.

The table below highlights the individual objectives, achievement levels and payout amounts for each NEO for fiscal 2011.

Executive Officer	Highlights of Individual Objectives	Assessed Achievement	Payout Amount
Paul R. Garcia	Establishing a five year strategic plan, driving employee engagement, successfully positioning the Company externally, and other employee related initiatives.	98%	$235,000
David E. Mangum	Effective leadership of the financial functions, including improvements and achievements in planning, budgeting, capital allocation, reporting and investor relations.	98%	$98,972
Jeffrey S. Sloan	Successfully realigning and repositioning certain business units, progress related to mergers and acquisitions, and entering new markets.	95%	$145,427
Joseph C. Hyde	Facilitating growth in international businesses, acquisitions, and employee engagement.	100%	$86,520
Suellyn P. Tornay	Developing and enhancing enterprise risk management and compliance initiatives, managing legal issues in acquisitions, and management of regulatory matters.	95%	$64,294

The individual objectives component of the annual performance plan ranges in value from 2% - 5% of an NEO's total compensation.
We intend to include a similar disclosure with respect to the applicable performance objectives in future proxy statements, commencing with the proxy statement related to the 2012 annual meeting.
Long Term Incentive Program, page 36

6.	Comment: Please disclose your policies for allocating 25% of the LTI value to stock options and 75% of the LTI value to performance units. See Item 402(b)(2)(iii) of Regulation S-K.
Response: The Compensation Committee implemented an LTI program utilizing two different types of LTI awards in order to incent and reward executives to increase share price over time (stock options) as well as incent executives to enhance certain operational metrics (performance units). In determining the use of these plans and the allocation, the Committee took into account competitive market practices of peer group companies, the belief that a blend of equity awards provides both an incentive and retention effect, and the belief that a use of various LTI awards mitigates compensation risks that may be associated with the use of a single LTI vehicle.
The decision to more heavily weight the LTI program to performance units (75%) was made by the Compensation Committee in its discretion, with the support of our independent compensation consultant.
We intend to include a similar disclosure regarding the basis for allocating compensation to different forms of LTI in our future proxy statements, commencing with the proxy statement related to the 2012 annual meeting.
B. Grants of Plan-Based Awards, page 45

7.	Comment: Please revise the table to show the grants of stock awards and the grants of option awards in the same row as the row disclosing their grant date fair value.
Response: The table showing Grants of Plan-Based Awards included in our Edgar filing contained formatting errors resulting in your comment.  The same table was correctly formatted in the printed versions of our proxy statement, as well as in the PDF version included on the website for electronic solicitation and voting.  As a result, we do not believe there was any confusion among our shareholders on this information.  We have included the correct version of the table below:
GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2011

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards Number of Shares of Stock or Units (4)	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold ($)	Target ($)	Max. ($)	Threshold (#)	Target (#)	Max. (#)
								(#)	(#)	($/sh)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Garcia	7/29/2010	480,000	1,200,000	2,400,000							n/a
	7/29/2010				38,948	77,986	155,972				2,916,676
	7/29/2010								58,490	37.40	663,550
Mangum	7/29/2010	118,125	337,500	573,750							n/a
	7/29/2010				10,027	20,054	40,108				750,020
	7/29/2010								15,041	37.40	170,635
Sloan	7/29/2010	178,500	510,000	918,000							n/a
	6/1/2010				n/a	n/a	n/a	50,000			2,072,000
	6/1/2010								25,000	41.44	322,011
Hyde	7/29/2010	100,940	288,400	490,280							n/a
	7/29/2010				7,521	15,041	30,082				562,533
	7/29/2010								11,281	37.40	127,979
Tornay	7/29/2010	78,750	225,000	382,500							n/a
	7/29/2010				6,128	12,255	24,510				458,337
	7/29/2010								9,192	37.40	104,280

(1)
The amounts contained in columns (c), (d), and (e) reflect the annual incentive opportunities under the Company's Annual Performance Plan, which are further described in the Compensation Discussion and Analysis section under the sub-heading “Annual Performance Plan.” At the time of the filing of this proxy statement, the actual results were certified, and each of the Named Executive Officers received the following amounts: Mr. Garcia - $1,153,991; Mr. Mangum - $325,950; Mr. Sloan - $ 492,019; Mr. Hyde - $280,477; and Ms. Tornay - $215,612. The dollar amounts listed in the foregoing sentence are the amounts that are reflected in the Summary Compensation Table under column (g).

(2)
The number of performance-based restricted stock units contained in columns (f), (g), and (h) reflect threshold, target, and maximum award opportunities which are further described in the Compensation Discussion and Analysis section under the sub-heading “Performance-Based Restricted Stock Units.” At the time of the filing of this proxy statement, the actual results were certified, and each of the Named Executive Officers received the following restricted stock awards: Mr. Garcia - 73,557; Mr. Mangum - 18,916, Mr. Sloan - n/a; Mr. Hyde - 14,187; and Ms. Tornay - 11,559. As described in the Compensation Discussion and Analysis section, such performance-based restricted stock units were converted into a restricted stock grant dated July 29, 2011 - 25% of the shares were paid to the executive immediately, and the remaining 75% of the shares will vest in three equal installments over the next three years.

The grantees did not have the right to vote the underlying shares, and dividends were not payable to the grantees with respect to such performance-based restricted stock units, until they were converted into a restricted stock grant after the results for fiscal year 2011 were certified. Once converted, dividends will be paid on such shares at the same rate as all of the Company's shareholders.

(3)	The amounts in column (l) reflect the aggregate grant date fair value of awards computed in accordance with

FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 10 to the Company's audited Financial Statements for the fiscal year ended May 31, 2011 included in the Company's Annual Report on Form 10-K filed with the SEC on July 25, 2011.

(4)
The restricted stock grant to Mr. Sloan referred to in this column will vest over a four-year period in four equal installments on the anniversary date of the grant. Mr. Sloan will be paid dividends on the restricted stock, but at the same rate as all of the Company's shareholders. He also has the right to vote the shares even while they are restricted.

Section 16(a) Beneficial Ownership Reporting Compliance, page 64,

8. Comment: Please disclose the number of transactions that were not reported on a timely basis as a result of the late reports. See Item 405(a)(2) of Regulation S-K.
Response: In response to your comment, the Section 16(a) Beneficial Ownership Reporting Compliance should read: “Based solely on a review of copies of Forms 3 and 4 filed with the SEC, or written representations that no annual forms (Form 5) were required, we believe that, during the 2011 fiscal year, all of our officers, directors and 10% shareholders complied with the reporting requirements of the SEC regarding their ownership and changes in ownership of Common Stock (as required pursuant to Section 16(a) of the Securities Exchange Act of 1934), except two late Form 4s were filed on behalf of Mr. Hyde each reflecting two transactions for sales pursuant to 10b(5)-1 Sales Plan, one late Form 4 was filed on behalf of Mr. O'Keefe reflecting one transaction for shares withheld for taxes in connection with the vesting of a restricted stock grant, a late Form 3 filed on behalf of Mr. Sloan following the start of his employment with the Company, and a late Form 4 reflecting a grant of stock options and a grant of restricted stock was filed on behalf of Mr. Sloan.”  We will ensure future filings are in compliance with the comment.
Proxy Card

9.
Comment: Please revise proposal 3 to clarify that your stockholders are voting for or against, or abstaining from voting on, a proposal to approve the compensation of your named executive officer and not a proposal to hold an advisory vote on the compensation of your named executive officers.

Response: In response to your comment, we will amend future proxy cards to reflect that the stockholders are voting for or against, or abstaining from voting on, a shareholders' resolution approving the compensation of our named executive officers.  The Proxy Statement itself made this clear so we do not believe there was any confusion among our shareholders.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your constructive comments to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Should you, or any member of your team, wish to discuss these responses with me, please contact me at (770) 829 - 8492.
Sincerely,
GLOBAL PAYMENTS INC.
/s/ Daniel C. O'Keefe
Daniel C. O'Keefe
Senior Vice President and Chief Accounting Officer